RICHEMONT


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MAR 1 0 2005
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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

4 March 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English announcing Richemont's sale of 0.6 percent effective interest in British American Tobacco to Remgro Limited. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stiff
Alan Grieve

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Enclosures

cc: Mr Richard L Muglia

PRESS RELEASE

4 March 2005

FOR IMMEDIATE RELEASE

RICHEMONT SELLS 0.6 PERCENT EFFECTIVE INTEREST IN BRITISH AMERICAN TOBACCO TO REMGRO LIMITED

Richemont, the Swiss luxury goods group, announces that it has marginally reduced its interest in British American Tobacco p.l.c. ('BAT') through the indirect sale of 12,854,457 BAT shares to its joint venture partner, Remgro Limited ('Remgro').

This transaction follows an approach by Remgro to Richemont. Richemont agreed to effect the transaction at a modest premium to the market price prevailing on 25 February 2005, with net proceeds to Richemont amounting to £ 124.9 million (€ 181.2 million). Richemont will realise an exceptional gain of some € 80 million in its financial year ending 31 March 2005 as a result of the transaction.

Richemont and Remgro hold their BAT shares through a joint-venture vehicle, R&R Holdings SA. As a result of the transaction, Richemont's effective interest in BAT will decrease from 18.8 per cent to 18.2 per cent.

Because Richemont and Remgro are considered to be related parties, the Board of Compagnie Financière Richemont SA constituted a Committee of Independent Directors to consider Remgro's request. A fairness opinion in respect of the terms of the transaction was provided to the Committee and the Board by Deutsche Bank. The transaction was then approved by both the Committee and the Board.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

Further enquiries: Mr Alan Grieve
Director of Corporate Communications
Compagnie Financière Richemont SA
Tel. +41 22 715 3736

Analysts' inquiries : Ms Sophie Cagnard-Fabrici
Head of Investor Relations
Tel. +33 1 5818 2597